3006 Longhorn Blvd., Suite 107, Austin, TX 78758
Phone (512) 339-5020, Fax (512) 339-5021, www.appliednanotech.net

December 29, 2010

VIA EDGAR and FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax No. (703) 813 - 6986

Attention:	Larry Spirgel, Assistant Director Kate Beukenkamp, Staff Attorney Robert Bartelmes, Senior Financial Analyst

Re:
Comment Letter Dated December 20, 2010
Applied Nanotech Holdings, Inc.
Form 10-K for fiscal year ended December 31, 2009
Filed, March 4, 2010
Form 10-Q for the quarter ended September 30, 2010
Filed October 29, 2010
File No. 001-11602

Dear Mr. Spirgel:

Thank you for the comments on our Form 10-K for 2009 and our Form 10-Q for the quarter ended September 30, 2010.  We are submitting this letter in response to the comments provided to us by the staff of the Commission in your letter dated December 20, 2010. The responses are keyed to the number of the comments in the letter and to the headings used in the letter. For your convenience, we have copied each of the comments in the Comment Letter immediately preceding our response thereto.

STAFF COMMENTS

General

1.  In future filings please include item 4. Information as appropriate, or use the heading as a placeholder .

Response: We will use the heading as a placeholder in our 2010 Form 10-K and future filings.

Item 1.  Business

Key Intellectual Property, page 7

2.  We note the significance of intellectual property to your business model. In future filings, please discuss the duration of your patents and other intellectual property protections.

Response:  We will include an expanded discussion of intellectual property in our 2010 Form 10-K and future filings, including a discussion of the duration of our patents.

Item 4. Market for Registrant’s Common Equity, Related Stockholder Matters…. page 18

3.  In future filings please include a tabular presentation of your Equity Compensation Plan in this Item.  Please refer to Item 201(d) of Regulation S-K.  Additionally, in future filings please cross reference the page in your financial statements where you include a narrative discussion of securities authorized for issuance under your equity compensation plans. Please refer to Instruction 7 to Item 201(d)(3) of Regulation S-K.

Response:  We will include this information , which was included in the Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters in our 2009 Form 10-K, in this section and cross reference it in our 2010 Form 10-K and future filings.

Item 6. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 22

4. In the third paragraph of this section you state that you “expect to obtain additional revenue, beyond the known sources.” Please tell us what other forms of additional revenue you are referring to and why they are not known sources.

Response: The answer to this comment is interrelated with the answer to comment 5 below. We used certain words somewhat interchangeably, but in slightly different contexts. In our 2010 Form 10-K and in future filings, we will add additional explanation to clarify the intent of our discussion. In our MD&A, I would define the terms that we used in the following way:

•
Committed revenue: This is an instance where we have a formal commitment for future revenue that is based either on a signed contract, an award letter, purchase order, or some other form of commitment.

•
Specifically identified revenue:  An instance where we do not have a contract, but have identified a specific revenue source (customer) that we have made a proposal to, intend to make a proposal to, are working with, have targeted, or otherwise think it reasonably possible that we will receive revenue from. It also could include a certain category of revenue not associated with specific projects or customers, such as for example, nanoparticles sales; although these categories generally are insignificant for us.

•	Known Revenue Source: Encompasses both Committed Revenue and Specifically Identified Revenue.

•	Unknown Revenue Source: Contracts or projects that we were not anticipating or forecasting at the beginning of the year when we prepare our budgets and write the MD&A.

With those definitions, when we say that we expect additional revenue beyond known sources, we mean that we expect to receive new research contracts, sign new licenses, or  receive other  types of revenue that are not anticipated at the date we prepare our MD&A. These result from new developments and activities that occur during the year.

Our revenue comes from a relatively small number of customers in any one year. For example, in 2009, we received 42% of our revenue from the U.S Government and an additional 41% of our revenue from our largest commercial customer, as set forth in Note 17 to the Financial Statements in the 2009 Form 10-K. Because of this relatively small number of customers, when planning, we attempt to identify our revenue sources for the upcoming year as specifically as possible.

Results of Operations, page 23

5. In the second to last paragraph you state that you expect revenue in 2010 to be $6.0 million, of which $3.7 million is not committed, but is “specifically identified.”  Please tell us what it means to specifically identify revenue, in contrast to committed revenue, including how you determine revenue to be specifically identified.

Response:  Using the definitions set forth in the response to comment 4, the short answer is that for committed revenue, we have contracts, and for specifically identified revenue, we do not. I will give a few examples of items that we included in our specifically identified revenue.  The first would be related to government contracts. We are awarded different types of government research contracts, including SBIRs, STTRs, and others. A typical progression is that a Phase I award is awarded, generally in an amount of less than $100,000 to prove a concept.  These awards frequently turn into Phase II awards for actual development that range in amount from $500,000 to $1.0 million. For the Phase I projects that we have in process, or have completed, we assess the likelihood of receiving a Phase II award and will include anticipated Phase II awards in our projections, as specifically identified.

Another example would relate to private research contracts. Frequently, our research contracts with private companies include some sort of option or right to license the technology upon completion. For example, we had a contact at the end of 2009 with a sporting goods manufacturer that included an option for the manufacturer to license the technology for a specific application when the project ended on November 30, 2010. We included that anticipated license fee in the specifically identified portion of our revenue projection because we expected them to exercise their option and license the technology upon completion of the project, which in hindsight, they did.

A third example of specifically identified revenue would relate to companies that we have had preliminary discussions with. Since our research contracts generally involve complex technology, even the initial research contract usually involves extended discussions about the rights of the parties to any technologies developed and definition of underlying intellectual property held by the parties. We include in our projections, as specifically identified, those parties that we think are  reasonably likely to enter into a contract with us.

Item 10. Executive Compensation

Compensation Approval Process, page 56

6.  In the fourth paragraph you state that you grant both time and performance based options, although the majority of options are performance based. In future filings please discuss what performance measures you look to when determining the grant of performance based options.

Response:  In our 2010 Form 10-K and future fillings, we will include a more specific discussion of the performance measures used in determining the grant of performance based options.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you or the staff have any questions, please do not hesitate to call me at (248) 391 – 0612.

Very truly yours, /s/ Douglas P. Baker Douglas P. Baker Chief Executive Officer Applied Nanotech Holdings, Inc.